Exhibit 5.1

To the Board of Directors

of Intelsat S.A.

4, rue Albert Borschette

L-1246 Luxembourg

R.C.S. Luxembourg B 162.135

Luxembourg, 6 July 2016

O/Ref. :	TH/CMA/th

Re :	Intelsat S.A.—S8 Registration Statement

Ladies and Gentlemen,

We are acting as Luxembourg counsel to Intelsat S.A., a société anonyme incorporated under the laws of Luxembourg, having its registered office at 4 rue Albert Borschette, L-1246 Luxembourg, and registered with the Registre de Commerce et des Sociétés under number R.C.S. Luxembourg: B162.135, (the “Company”) in connection with the Registration Statement on Form S-8 filed on 6 July 2016 (the “Registration Statement”) with the Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended, in relation to common shares of the Company as may be issued pursuant to the Intelsat S.A. 2013 Equity Incentive Plan as amended by the

Luxembourg Office	Hong Kong Office
2 Place Winston Churchill	Suite 503
L-1340 Luxembourg	5/F ICBC Tower, Citibank Plaza
Tel: +352 44 66 440	3 Garden Road, Central
Fax: +352 44 22 55	Hong Kong
Tel: +852 2287 1900
www.elvingerhoss.lu	Fax: +852 2287 1988

Second Amendment effective as of 16 June 2016, for up to 20,000,000 common shares of the Company (the “Plan”) and have been asked by the Company to issue the current legal opinion in connection with the up to 20,000,000 common shares of the Company which may be issued pursuant to the Plan (the “Plan Shares”).

We have reviewed, relied on and assumed the effectiveness and completeness of, (i) the consolidated articles of incorporation of the Company as amended and restated pursuant to the relevant Decisions as of their date (the “Restated Articles I”) and the consolidated articles of incorporation of the Company as of 16 June 2016 (the “Restated Articles II”), (ii) the notarial deeds recording the minutes of the extraordinary decision of the sole shareholder of 23 March 2012, part of the minutes of the general meeting of shareholders of the Company held on 16 April 2013, and the minutes of the extraordinary general meeting of shareholders held on 16 June 2016 and the related documents, (iii) the minutes under private seal recording part of the general meeting of shareholders of the Company held on 16 April 2013 and the minutes of the annual general meeting of shareholders held on 16 June 2016, (iv) the resolutions of the Board of Directors of the Company of 2 April 2013 as certified by a director on inter alia the Plan, the Plan and the issuance of the Plan Shares and the resolutions of the Board of Directors of the Company of 10 February 2016 as certified by the secretary of the Board (the “Board Resolutions”), (v) the signed resolutions of the pricing committee of the Company dated 17 April 2013 and the decisions of the delegates of the Board of Directors of the Company dated 17 April 2013 (together with the Board Resolutions, the “Decisions”), (vi) the Plan and (vii) the Registration Statement and (vii) such corporate records as have been disclosed to us and the factual matters contained in certifications made to us or contained in the document reviewed, which we deemed necessary and appropriate as a basis for the opinions hereinafter expressed.

We have assumed for the purposes hereof that the Company will at all times continue to have a sufficient authorised unissued share capital and sufficient authorised unissued common shares with the relevant waivers in force, and that the Company will at all times have sufficient available reserves, to issue the common shares to be issued under the Plan all or partially as the case may be by way of incorporation of available reserves into the issued share capital. We further assume that the board of directors or its duly authorised delegates will duly pass the relevant resolutions for the issue of the Plan Shares (including all or partially as the case may be by way of incorporation of available reserves into the issued share capital), in accordance with the Restated Articles II, the terms of the Plan, the Decisions and applicable law.

For the purposes of the present opinion we have assumed (i) the genuineness of all signatures and seals and that all documents reviewed are duly signed by the persons purported to have signed them; (ii) the completeness and conformity to originals of all documents supplied to us as certified, photostatic, scanned, electronically transmitted copies or other copies of the documents reviewed and the authenticity of the originals of such documents and the conformity to originals of the latest drafts reviewed by us; (iii) that there have been no amendments to the documents in the form delivered to us for the purposes of this opinion; (iv) that there is no other resolutions, decisions, agreement or undertaking and no other arrangement (whether legally binding or not) which renders any of the documents or information reviewed or provided to us inaccurate, incomplete or misleading or which affects the conclusions stated in this opinion and that the documents reviewed accurately record the whole of the terms agreed between the parties thereto relevant to this opinion; (v) that no proceedings have been instituted or injunction granted against the Company to restrain it from performing any of its obligations under the Plan and/or issue the Plan Shares; (vi) that the terms used in the documents reviewed carry the meaning ascribed to them in vernacular English; (vii) that upon issue of any Plan Shares the Company will receive payment in cash of an issue price at least equal to the nominal value thereof or that the relevant Plan Shares will be issued by way of incorporation of available reserves into the issued share capital; (viii) that there will be no amendments to the authorised share capital of the Company which would adversely affect the issue of the Plan Shares and the conclusions stated in this opinion and (ix) that on the date of issuance of any of the Plan Shares the Company will have a sufficient authorised but unissued share capital with the relevant authorisation to waive any pre-emptive subscription rights.

We express no opinion as to any laws other than the laws of the Grand Duchy of Luxembourg and this opinion is to be construed under Luxembourg law and is subject to the exclusive jurisdiction of the courts of Luxembourg.

The opinions expressed herein are subject to all limitations by reason of gestion contrôlée, concordat, faillite, bankruptcy, moratorium (sursis de paiement) and other, insolvency, moratorium, controlled management, general settlement with creditors, reorganisation or similar laws affecting creditors’ rights generally.

Based on the foregoing, and having regard for such legal considerations as we have deemed relevant, we are of the opinion that:

•	The Plan Shares, once duly subscribed to and fully paid and issued in accordance with the relevant Board Resolutions, the Restated Articles II, the Plan and applicable law will be validly issued, fully paid and non assessable (which term means when used herein that no further sums are required to be paid by the holders thereof in connection with the issue of such shares).

This opinion is issued solely for the purposes of the filing of the Registration Statement and the issuance of the Plan Shares by the Company pursuant to the Plan and is not to be relied upon in respect of any other matter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.

Very truly yours,

Elvinger Hoss Prussen

/s/ Toinon Hoss

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